Schedule I

The following sets forth the name, address, and principal occupation of each General Partner. Each is a citizen of the Unites States.

Name	Address	Principal Occupation
James Hagedorn	c/o Scotts Miracle-Gro Co. 14111 Scottslawn Road, Marysville, OH 43041	Chairman and Chief Executive Officer of the Issuer; GP of the Hagedorn Partnership, L.P.
Katherine Hagedorn Littlefield	c/o Scotts Miracle-Gro Co. 14111 Scottslawn Road, Marysville, OH 43041	Director of the Issuer; GP of the Hagedorn Partnership, L.P.
Nathan Baxter	c/o Scotts Miracle-Gro Co. 14111 Scottslawn Road, Marysville, OH 43041	President and Chief Operating Officer of the Issuer; GP of the Hagedorn Partnership, L.P.
Robert Hagedorn	c/o Hagedorn Partnership, L.P. 44 South Bayles Avenue, Suite 218, Port Washington, NY 11050	GP of the Hagedorn Partnership, L.P.
Susan Hagedorn	c/o Hagedorn Partnership, L.P. 44 South Bayles Avenue, Suite 218, Port Washington, NY 11050	Chair and GP of the Hagedorn Partnership, L.P.